UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended June 30, 2005

Dominion Resources, Inc.
Consolidated Natural Gas Company
(Name of registered holding companies)

120 Tredegar Street
Richmond, Virginia 23219
(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Dominion Alliance Holding, Inc. ("DAH")	Energy Related	11/2000	Delaware	100%	Held an investment in Bridgeco for the purpose of developing the infrastructure necessary to operate the Alliance regional transmission organization.
Dominion Energy Technologies, Inc. ("DETI")	Energy Related	4/2001	Virginia	100%	Holds venture investments in energy technology companies.
Dominion Ohio ES, Inc. ("DOES")	Energy Related	5/2001	Ohio	100%	Provides engineering, construction and other services.
Dominion Technical Solutions, Inc. ("DTECH")	Energy Related	4/2002	Virginia	100%	Provides engineering, construction and other services.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI") (a)
Dominion Energy, Inc. ("DEI") (a)
Dominion Energy Marketing, Inc. ("DEMI")	Energy Related	9/2000	Delaware	100%	Engages in the sale of energy on a portfolio basis.
Dominion Wagram, Inc. ("Wagram")	Energy Related	12/2001	North Carolina	100%	Holds contracts pertaining to a steam plant facility in Wagram, NC that serves Westpoint Stevens.
Dominion Energy Terminal Company, Inc. ("DETC")	Energy Related	2/2003	Virginia	100%	Holder of 20% general partnership interest in Dominion Terminal Associates. Primarily engages in coal terminal services.
Dominion Nuclear Projects, Inc. ("DNPI")	Energy Related	8/2003	Virginia	100%	Manage development of new nuclear generation facilities.
Dominion Nuclear North Anna, LLC ("DNNA")	Energy Related	8/2003	Virginia	100%	Entity seeking to obtain an early site permit for new nuclear generation at the North Anna site.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Consolidated Natural Gas Company ("CNG")(a)
Dominion Field Services, Inc. ("Field Services")	Gas Related	3/1977	Delaware	100%	Engages in activities involving Appalachian natural gas supply, including gathering and administration of supply contracts.
Dominion Iroquois, Inc. (a)
Iroquois Gas Transmission System, L.P. ("Iroquois")	Gas Related	12/1989	Delaware Partnership	24.72%	Owns and operates an interstate natural gas pipeline that transports Canadian gas to utilities and power generators in New York and New England.
Dominion Greenbrier, Inc. ("Greenbrier")	Gas Related	11/2000	Virginia	100%	Owns 100% of Greenbrier Pipeline Company, LLC. (b)
Dominion Oklahoma Texas Exploration & Production, Inc. ("DOTEPI")	Gas Related	9/2001	Delaware	100%	Engages in natural gas and oil exploration and production.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Consolidated Natural Gas Company ("CNG")(a)
Dominion Natural Gas Storage, Inc. ("DNGS")	Gas Related	11/2001	Delaware	100%	Owns gas storage facilities, a brine pipeline and a gas interconnect pipeline.
Dominion Cove Point, Inc. ("Cove Point")	Gas Related	8/2002	Virginia	100%	Owns an interest in Dominion Cove Point LNG, LP, a liquefied natural gas import facility.
Dominion Transmission, Inc. ("DTI") (a)
Tioga Properties, LLC ("Tioga")	Gas Related	6/2002	Delaware	100%	Owns a developmental underground natural gas storage system.
Dominion South Holdings I, Inc. ("South Holdings")	Gas Related	9/2004	Delaware	100%	Develop and own an interconnect between two non-affiliated gas pipelines.

(a) Directly or indirectly holds interests in energy-related or gas-related companies.

(b) Greenbrier Pipeline Company, LLC plans to develop, construct and own a pipeline to meet increased demand for natural gas in the Appalachian and Piedmont regions.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (c)

Company issuing security (Borrower)	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom issued (Lender)	Collateral given with security	Consideration received for each security

None.

Company Contributing Capital	Company Receiving Capital	Type and Amount of Capital Infusion

None	None

(c) All of the following DRI Money Pool activity occurred from April through June 2005 for the participating energy-related and gas-related companies included in this U-9C-3.

DRI Money Pool
(In Thousands)

Company	Beginning Balance Investment / (Borrowing)	Withdrawals	Contributions	Ending Balance Investment / (Borrowing)

DAH	$ (6,653)	$ 50	$ --	$ (6,703)
DTECH	(746)	2,705	3,351	(100)
Field Services	51,619	210,092	167,931	9,458
Dominion Iroquois, Inc.	5,597	308	1,251	6,540
Greenbrier	(28,768)	174	123	(28,819)
DOTEPI	(503,860)	258,178	141,204	(620,834)
DNGS	(19,732)	178	--	(19,910)
Cove Point	(163,022)	34,400	17,146	(180,276)
Tioga	(3,691)	36	--	(3,727)
South Holdings	(1,636)	47	--	(1,683)

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (continued)

Additionally, as of June 30, 2005 the following guarantees and letters of credit remained outstanding.

Guarantees
(In Thousands)

Company	Guarantor	Amount

Field Services	CNG	$235,100
DOTEPI	CNG	259,000
Cove Point	CNG	60,000
DNGS	CNG	265
DEMI	DRI	658,200
DETC	DRI	26,560

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (d)

Reporting Company Rendering Service	Associate Company Receiving Service	Types of Services Rendered	Direct Costs Charged (e)	Indirect Costs Charged(e)	Cost of Capital(e)	Total Amount Billed (e)

DTECH	Fairless Energy, LLC(f)	Engineering Services	$19	$ 4	--	$23
DTECH	Dresden Energy, LLC(f)	Engineering Services	$2	$0	--	$2
DTECH	Dominion Nuclear Connecticut, Inc.(g)	Engineering Services	$106	$8	--	$114
DTECH	Pleasants Energy LLC(h)	Engineering Services	$1	--	--	$1
DTECH	DTI(i)	Engineering Services	$3	$1	--	$4
DTECH	Dominion Elwood Services Company, Inc. (j)	Engineering Services	$71	$15	--	$86
DTECH	Kincaid Generation, L.L.C. (k)	Engineering Services	$77	$10	--	$87
DTECH	Dominion Energy Manchester Street, Inc. (l)	Engineering Services	$2	--	--	$2
DTECH	Dominion Energy Salem Harbor, LLC(m)	Engineering Services	$2	$1	--	$3
DTECH	Dominion Energy Brayton Point, LLC(n)	Engineering Services	$15	--	--	$15
Field Services	DTI(o)	Rental Fees	$2,007	--	--	$2,007
Field Services	Dominion Appalachian Development Properties, L.L.C.(p)	Fuel Management Services	$15	--	--	$15
Field Services	Dominion Exploration & Production, Inc(q)	Fuel Management Services	$61	--	--	$61
Dominion Cove Point LNG, LP	DTI(r)	Engineering	$6	--	--	$6

(d) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder. Services provided by or to Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.

(e) Amounts shown are in thousands.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

(f) Services provided by DTECH to Dresden Energy, LLC and Dominion Equipment III, Inc. as agent for Fairless Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibits D and E respectively, to the DRI Form U-9C-3 filed for the third quarter of 2002.

(g) Services provided by DTECH to Dominion Nuclear Connecticut, Inc. are provided pursuant to a service agreement dated June 1, 2004, which is attached hereto, as Exhibit B.

(h) Services provided by DTECH to Pleasants Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibit B to the DRI Form U-9C-3 filed for the second quarter of 2003.

(i) Services provided by DTECH to DTI are provided pursuant to a service agreement dated January 1, 2004 in the form of Exhibit C to the DRI Form U-9C-3 filed for the first quarter of 2004.

(j) Services provided by DTECH to Dominion Elwood Services Company, Inc. are provided pursuant to a service agreement dated November 1, 2004 filed in the form of Exhibit B to the U-9C-3 for the first quarter of 2005.

(k) Services provided by DTECH to Kincaid Generation, L.L.C. are provided pursuant to a service agreement dated April 1, 2004 in the form of Exhibit C to the DRI Form U-9C-3 filed for the third quarter of 2004.

(l) Services provided by DTECH to Dominion Energy Manchester Street, Inc. are provided pursuant to a service agreement dated January 1, 2005, which is attached hereto, as Exhibit C.

(m) Services provided by DTECH to Dominion Energy Salem Harbor, LLC are provided pursuant to a service agreement dated January 1, 2005, which is attached hereto, as Exhibit D.

(n) Services provided by DTECH to Dominion Energy Brayton Point, LLC are provided pursuant to a service agreement dated January 1, 2005, which is attached hereto, as Exhibit E.

(o) Services provided by Field Services to DTI are provided pursuant to a service agreement dated April 23, 2001 filed in the form of Exhibit A(e) to the CNG Form U-9C-3 filed for the second quarter of 2002.

(p) Services provided by Field Services to Dominion Appalachian Development, Inc. are provided pursuant to a service agreement dated May 1, 2002 in the form of Exhibit A(g) to the CNG Form U-9C-3 filed for the second quarter of 2002.

(q) Services provided by Field Services to Dominion Exploration and Production, Inc. are provided pursuant to a purchase gas agreement dated July 21, 1998 filed in form Exhibit C to the Form U-9C-3 filed for the first quarter of 2005.

(r) Services provided by Dominion Cove Point LNG, LP to DTI are provided pursuant to service agreements dated January 1, 2004 in the form of Exhibit B to the DRI Form U-9C-3 filed for the first quarter of 2004.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (d)
Associate Company Rendering Service	Reporting Company Receiving Service	Types of Services Rendered	Direct Costs Charged (e)	Indirect Costs Charged(e)	Cost of Capital(e)	Total Amount Billed (e)

DTI	Field Services (s)	Operations & Maintenance Services	$(35)	--	--	$(35)
DTI	Dominion Cove Point LNG, LP (t)	Engineering, Operations & Maintenance Services	$1,598	$396	--	$1,994
DTI	Tioga (u)	Administration, Engineering, Operations, Accounting, Marketing & Storage Services	$1	--	--	$1
DTI	DNGS (v)	Engineering, Operations & Storage Services	$10	$1	--	$11
DTI	Dominion South Pipeline Company, LP (w)	Engineering & Business Development	$16	$4	--	$20
Dominion Exploration & Production, Inc.	DOTEPI (x)	Operations & Maintenance of Gas Properties	$10,828	--	--	$10,828
Dominion Exploration & Production, Inc.	Stonewater Pipeline Company, LP (y)	Operations & Maintenance of Gas Properties	$70	--	--	$70
Virginia Power Energy Marketing, Inc.	DETC (z)	Business Operations Support	$28	$15	--	$43

(s) Services provided by DTI to Field Services are provided pursuant to an agreement dated January 1, 2001 in the form of Exhibit A(i) to the CNG Form U-9C-3 filed for the second quarter of 2002.

(t) Services provided by DTI to Dominion Cove Point LNG, LP are provided pursuant to a service agreement dated August 30, 2002 in the form of Exhibit A(m) to the CNG Form U-9C-3 filed for the third quarter of 2002.

(u) Services provided by DTI to Tioga are provided pursuant to a service agreement dated July 1, 2002 in the form of Exhibit A(o) to the CNG Form U-9C-3 filed for the fourth quarter of 2002.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

(v) Services provided by DTI to DNGS are provided pursuant to a service agreement dated December 1, 2001 in the form of Exhibit A(l) to the CNG Form U-9C-3 filed for the third quarter of 2002.

(w) Services provided by DTI to Dominion South Pipeline Company, LP are provided pursuant to a service agreement dated June 1, 2004 in the Exhibit B, to the DRI Form U-9C-3 filed for the fourth quarter of 2004.

(x) Services provided by Dominion Exploration & Production, Inc. to DOTEPI are provided pursuant to a Market Services Agreement dated November 1, 2001 in the form of Exhibit A(k) to the CNG Form U-9C-3 filed for the second quarter of 2002.

(y) Services provided by Dominion Exploration & Production, Inc. to Stonewater Pipeline Company, LP are provided pursuant to a service agreement dated September 1, 2004 in the form of Exhibit B to the DRI Form U-9C-3 filed for the third quarter of 2004.

(z) Services provided by Virginia Power Energy Marketing, Inc. to DETC are provided pursuant to a service agreement dated June 30, 2003 in the form of Exhibit D to the DRI Form U-9C-3 filed for the first quarter of 2004.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):
Total consolidated capitalization of DRI as of June 30, 2005	$28,974,451	(aa)		Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	4,346,168			Line 2

Greater of $50 million or line 2			$4,346,168	Line 3

Total current aggregate investment: (categorized by major line of energy-related business)

Energy-related business by category
Category 2	10
Category 5	2,538,987
Category 6	134
Category 7	7,861
Category 8	11
Category 9	26,561

Total current aggregate investment (bb)			2,573,564	Line 4
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding system (line 3 less line 4)			$1,772,604	Line 5

Investments in gas-related companies (in thousands):
Total current aggregate investment: (categorized by major line of gas-related business) (cc)
Gas exploration and production	2,878,578
Gas sales and storage services	722,329
Gas transportation	54,444
		$3,655,351

(aa) Includes short-term debt of $1,282,275.
(bb) Includes guarantees of $684,760.
(cc) Includes guarantees of $554,365.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy- Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Balance sheets as of June 30, 2005 and income statements for the three months and six months ended June 30, 2005 for the following companies are filed under confidential treatment pursuant to Rule 104(b):

DAH
DETI
DOES
Wagram
DTECH
DEMI
DETC
DNPI
DNNA
Field Services
Greenbrier
DOTEPI
DNGS
Cove Point
Tioga
South Holdings

B. Exhibits

The certificate as to filing with interested state commissions is attached hereto as Exhibit A.

A copy of the service agreement dated June 1, 2004 between DTECH and Dominion Nuclear Connecticut, Inc., Inc. is attached hereto as Exhibit B.

A copy of the service agreement dated January 1, 2005 between DTECH and Dominion Energy Manchester Street, Inc., is attached hereto as Exhibit C.

A copy of the service agreement dated January 1, 2005 between DTECH and Dominion Energy Salem Harbor, LLC, is attached hereto as Exhibit D.

A copy of the service agreement dated January 1, 2005 between DTECH and Dominion Energy Brayton Point, LLC, is attached hereto as Exhibit E.

SIGNATURE

The undersigned registered holding companies have duly caused this quarterly report to be signed on their behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC.

By: /s/ James F. Stutts James F. Stutts Its Attorney

CONSOLIDATED NATURAL GAS COMPANY

By: /s/ James F. Stutts James F. Stutts Its Attorney

Dated: August 18, 2005

Exhibit A

CERTIFICATE

The undersigned certifies that she is the duly designated and acting attorney of Dominion Resources, Inc., a Virginia corporation ("DRI") and Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

The Combined Quarterly Report for DRI and CNG on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 2005 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of such state utility commissions are:
Utilities Department Public Utility Commission of Ohio 180 Broad Street Columbus, OH 43266-0573
Executive Secretary West Virginia Public Service Commission 201 Brooks Street Charleston, WV 25301
Secretary Pennsylvania Public Utility Commission North Office Building Commonwealth Avenue and North Street Harrisburg, PA 17101
Director, Public Utility Accounting Virginia State Corporation Commission 1300 East Main Street Richmond, VA 23219
Chief Clerk North Carolina Utilities Commission 4325 Mail Service Center Raleigh, North Carolina 27699-4325

 IN WITNESS WHEREOF, I have hereunto set my hand as of the 18th day of August 2005.

/s/ Sharon L. Burr Sharon L. Burr Attorney for Dominion Resources, Inc. Consolidated Natural Gas Company

EXHIBIT B

SERVICE AGREEMENT
BETWEEN
DOMINION TECHNICAL SOLUTIONS AND
DOMINION NUCLEAR CONNECTICUT, INC.

This document defines the services provided to Dominion Nuclear Connecticut, Inc. by Dominion Technical Solutions. These services are detailed in the chapters that follow. A pricing schedule and a contact listing for this agreement is provided.

Duration: This service agreement will be in effect from June 1, 2004 (or the actual execution date) through December 31, 2005. The Director - Electric Transmission Operations and the Millstone Director of Nuclear Engineering must agree to any changes to this agreement.

Pricing: Pricing is based upon time and materials in accordance with the pricing schedules in Appendix "A". As you will note we have included SBU overheads and the SAP billing surcharge according to our agreement with the Virginia SCC for work with other affiliates within Dominion.

Requests: All work request for Engineering, Construction, Material Procurement, and Technical Services for substations by Dominion Technical Solutions shall be made by authorized station personnel. Initial contact can be made according to the contact listings in Appendix "B". A Letter of Authorization (LOA) for the work must be sent to the person on top of the contact listing even if the initial contact was by telephone. Emergency telephone numbers are provided for work request outside of normal business hours.

Billing: A WBS element will be set up that defaults to the Dominion Service Company for any work Dominion Technical Solutions may perform for Dominion Nuclear Connecticut, Inc. The WBS element will be used for labor and SAP will be set up to add the appropriate overhead markups per the pricing schedule. Specific purchased materials will be charged directly to Dominion Nuclear Connecticut, Inc. at cost. The Service Company will automatically invoice Dominion Nuclear Connecticut, Inc. each month based upon any charges that have been made to the Dominion Nuclear Connecticut, Inc. WBS element. This invoice will be entered as revenue to the Dominion Technical Solutions income statement.

Service Agreement Approvals

/s/ D. W. Roop Director Electric Transmission Operations Dominion Technical Solutions	/s/ Arnold J. Jordan Millstone Director of Nuclear Engineering

SERVICES PROVIDED BY DOMINION TECHNICAL SOLUTIONS
TO
DOMINION NUCLEAR CONNECTICUT, INC.

Chapter	1.0	Dominion Technical Solutions
	1.1	System Protection Engineering Services
	1.2	Substation Engineering Services
	1.3	Project Management Support Services
	1.4	Construction Support Services
	1.5	Electrical Equipment Support Services
	1.6	System Protection Support Services

Appendix "A"        Dominion Technical Solutions Pricing Schedule

Appendix "B"        Contact Listing

Pricing Schedule

See Appendix "A"

Request for Service

See Appendix "B"

Service Agreement Approval

/s/ D. W. Roop Director Electric Transmission Operations Dominion Technical Solutions	/s/ Arnold J. Jordan Millstone Director of Nuclear Engineering

1.0   Dominion Technical Solutions

Description of Services Provided

Dominion Technical Solutions provides the following Engineering, Project Management, Construction and Technical Support services on a routine or "as requested" basis:

1.1   System Protection Engineering - Protection and Control Design, including the related engineering and construction specifications, cost estimating, application analysis, communications paths, and Computer Aided Design and Drafting (CADD).

1.2   Substation Engineering - Design engineering and construction specifications for substation additions/modifications.

1.3   Project Management and Support - Provides turnkey project management for construction of transmission lines and substations. Permitting, routing, scheduling, surveying, real estate acquisition, Materials Management, and cost tracking and analysis.

1.4   Construction Support Services - Direct construction activities which includes scheduling, tracking, and staging of materials, construction development, and selection of contractors.

1.5   Electrical Equipment Technical Support Services

    Provide Oil Quality testing services on GSU, Station Service transformers, Reserve Station Service transformers, and Substation Power Transformers.

    Provide transformer oil dissolved gas analysis (DGA) lab testing and interpretation of test results on a routine basis.

    Initial test data and all future test sample data will be included in Transmission Field Operations - Substations DGA database and trended accordingly.

    Provide transformer maintenance technical support services.

    Provide circuit breaker maintenance technical support services.

    Provide oil processing technical support services.

    Maintain electrical equipment nameplate data in the Transmission Operations Substations equipment database.

    Provide thermal scan support for the electrical system including labor and scan equipment.

    Provide Station control battery testing services

    Provide Station ground grid testing services

1.6   Protective Relaying Technical Support Services

    Perform routine testing of protective relays. This includes inspection, as found tests, application of settings, calibration, cleaning, and documentation.

    Perform routine operational checks of protective relay control schemes.

    Perform routine testing of transformer gauges and alarms.

    Insulation testing of protective relay and control circuits.

    Perform Current and Potential Transformer ratio and insulation tests.

    Provide special test such as generator synchronizing relay verification, electrical disturbance analyzer installation, temporary fault recorder installation and remote interrogation of microprocessor relays.

    Respond to technical questions and request for technical support from station personnel.

    Provide lab services such as repair of broken relays, relay evaluations, and investigate problems with relays.

Service Level Provided

Services requested by the customer will be provided as needed. If the requested services are required on site, an advance notice of one week will be required prior to date the services are needed. If the on site services requested are delayed or canceled without prior notice, all cost incurred will be billed.

Transformer oil dissolved gas analysis (DGA) services will be scheduled through Electric Transmission Field Operations - Substations computerized maintenance management system (CNMS) at the intervals set by the customer. Oil syringes will be provided to the customer and should be returned within 2 weeks. The test results and the interpretation of those results should be available within 30 days. This service will be billed on a per sample basis.

Appendix "A"
DOMINION TECHNICAL SOLUTIONS PRICING SCHEDULE
LABOR RATES JOB TITLE	SAP BASE RATES	PROJECT MANAGEMENT SURCHARGE	BILLING SURCHARGE	BILLING LABOR RATE
		27.90%	17.10%
Electrical Equipment Specialist - ST	$54.77	$15.28	$9.37	$79.42
Electrical Equipment Specialist - OT	$44.59	$12.44	$7.62	$64.66
Electrical Equipment Specialist - DT	$59.44	$16.58	$10.16	$86.19

Sr Electrical Equipment Specialist - ST	$57.54	$16.05	$9.84	$83.43
Sr Electrical Equipment Specialist - OT	$47.64	$13.29	$8.15	$69.08
Sr Electrical Equipment Specialist - DT	$63.52	$17.72	$10.86	$92.10

Lead Electrical Equipment Specialist - ST	$67.71	$18.89	$11.58	$98.18
Lead Electrical Equipment Specialist - OT	$55.82	$15.57	$9.55	$80.94
Lead Electrical Equipment Specialist - DT	$74.42	$20.76	$12.73	$107.91

Sr System Protection Technician - ST	$54.53	$15.21	$9.32	$79.07
Sr System Protection Technician - OT	$45.30	$12.64	$7.75	$65.69
Sr System Protection Technician - DT	$60.40	$16.85	$10.33	$87.58

Lead System Protection Technician - ST	$64.62	$18.03	$11.05	$93.70
Lead System Protection Technician - OT	$52.96	$14.78	$9.06	$76.79
Lead System Protection Technician - DT	$70.61	$19.70	$12.07	$102.38

Consulting Engineer	$90.78	$25.33	$15.52	$131.63

Technical Specialist	$72.86	$20.33	$12.46	$105.65

Engineer II - ST	$53.95	$15.05	$9.23	$78.23
Engineer II - OT	$44.36	$12.38	$7.59	$64.32

Engineer III - ST	$76.75	$21.41	$13.12	$111.29
Engineer/Designer III - OT	$63.22	$17.64	$10.81	$91.67

Coordinator Construction	$81.80	$22.82	$13.99	$118.61
Project Manager	$97.41	$27.18	$16.66	$141.24

VEHICLE & EQUIPMENT / MATERIAL RATES
Item	SAP BASE RATES	MATERIAL OH RATE	BILLING SURCHARGE	BILLING RATE
		18.90%	13.10%
Vehicles & Equipment	Cost
Material	Cost

Item	RATE		BILLING SURCHARGE	BILLING RATE
			13.10%
DGA Database Setup (One Time Fee)	$500.00		$65.50	$565.50
DGA Lab Test and Analysis per Sample	$200.00		$26.20	$226.20

EXHIBIT C

SERVICE AGREEMENT
BETWEEN
DOMINION TECHNICAL SOLUTIONS AND
DOMINION ENERGY MANCHESTER STREET, INC.

This document defines the services provided to Dominion Energy Manchester Street, Inc. by Dominion Technical Solutions. These services are detailed in the chapters that follow. A pricing schedule and a contact listing for this agreement is provided.

Duration: This service agreement will be in effect from January 1, 2005 (or the actual execution date) through December 31, 2010. The Director - Electric Transmission Operations and the Managing Director - Fossil & Hydro Operations must agree to any changes to this agreement.

Pricing: Pricing is based upon time and materials in accordance with the pricing schedules in Appendix "A". As you will note we have included SBU overheads and the SAP billing surcharge according to our agreement with the Virginia SCC for work with other affiliates within Dominion.

Requests: All work request for Engineering, Construction, Material Procurement, and Technical Services for substations by Dominion Technical Solutions shall be made by authorized station personnel. Initial contact can be made according to the contact listings in Appendix "B". A Letter of Authorization (LOA) for the work must be sent to the person on top of the contact listing even if the initial contact was by telephone. Emergency telephone numbers are provided for work request outside of normal business hours.

Billing: A WBS element will be set up that defaults to the Dominion Service Company for any work Dominion Technical Solutions may perform for Dominion Energy Manchester Street, Inc. The WBS element will be used for labor and SAP will be set up to add the appropriate overhead markups per the pricing schedule. Specific purchased materials will be charged directly to Dominion Energy Manchester Street, Inc. at cost. The Service Company will automatically invoice Dominion Energy Manchester Street, Inc. each month based upon any charges that have been made to the Dominion Energy Manchester Street, Inc. WBS element. This invoice will be entered as revenue to the Dominion Technical Solutions income statement.

Service Agreement Approvals

/s/ D.W. Roop Director Electric Transmission Operations Dominion Technical Solutions	/s/ Gary D. Courts Managing Director - Fossil & Hydro Operations

SERVICES PROVIDED BY DOMINION TECHNICAL SOLUTIONS
TO
DOMINION ENERGY MANCHESTER STREET, INC.

Chapter	1.0	Dominion Technical Solutions
	1.1	System Protection Engineering Services
	1.2	Substation Engineering Services
	1.3	Project Management Support Services
	1.4	Construction Support Services
	1.5	Electrical Equipment Support Services
	1.6	System Protection Support Services

Appendix "A"        Dominion Technical Solutions Pricing Schedule

Appendix "B"        Contact Listing

Pricing Schedule

See Appendix "A"

Request for Service

See Appendix "B"

Service Agreement Approval

/s/ D.W. Roop Director Electric Transmission Operations Dominion Technical Solutions	/s/ Gary D. Courts Managing Director - Fossil & Hydro Operations

1.0   Dominion Technical Solutions

Description of Services Provided

Dominion Technical Solutions provides the following Engineering, Project Management, Construction and Technical Support services on a routine or "as requested" basis:

1.1   System Protection Engineering - Protection and Control Design, including the related engineering and construction specifications, cost estimating, application analysis, communications paths, and Computer Aided Design and Drafting (CADD).

1.2   Substation Engineering - Design engineering and construction specifications for substation additions/modifications.

1.3   Project Management and Support - Provides turnkey project management for construction of transmission lines and substations. Permitting, routing, scheduling, surveying, real estate acquisition, Materials Management, and cost tracking and analysis.

1.4   Construction Support Services - Direct construction activities which includes scheduling, tracking, and staging of materials, construction development, and selection of contractors.

1.5   Electrical Equipment Technical Support Services

    Provide Oil Quality testing services on GSU, Station Service transformers, Reserve Station Service transformers, and Substation Power Transformers.

    Provide transformer oil dissolved gas analysis (DGA) lab testing and interpretation of test results on a routine basis.

    Initial test data and all future test sample data will be included in Transmission Field Operations - Substations DGA database and trended accordingly.

    Provide transformer maintenance technical support services.

    Provide circuit breaker maintenance technical support services.

    Provide oil processing technical support services.

    Maintain electrical equipment nameplate data in the Transmission Operations Substations equipment database.

    Provide thermal scan support for the electrical system including labor and scan equipment.

    Provide Station control battery testing services

    Provide Station ground grid testing services

1.6   Protective Relaying Technical Support Services

    Perform routine testing of protective relays. This includes inspection, as found tests, application of settings, calibration, cleaning, and documentation.

    Perform routine operational checks of protective relay control schemes.

    Perform routine testing of transformer gauges and alarms.

    Insulation testing of protective relay and control circuits.

    Perform Current and Potential Transformer ratio and insulation tests.

    Provide special test such as generator synchronizing relay verification, electrical disturbance analyzer installation, temporary fault recorder installation and remote interrogation of microprocessor relays.

    Respond to technical questions and request for technical support from station personnel.

    Provide lab services such as repair of broken relays, relay evaluations, and investigate problems with relays.

Service Level Provided

Services requested by the customer will be provided as needed. If the requested services are required on site, an advance notice of one week will be required prior to date the services are needed. If the on site services requested are delayed or canceled without prior notice, all cost incurred will be billed.

Transformer oil dissolved gas analysis (DGA) services will be scheduled through Electric Transmission Field Operations - Substations computerized maintenance management system (CNMS) at the intervals set by the customer. Oil syringes will be provided to the customer and should be returned within 2 weeks. The test results and the interpretation of those results should be available within 30 days. This service will be billed on a per sample basis.

Appendix "A"
DOMINION TECHNICAL SOLUTIONS PRICING SCHEDULE
LABOR RATES JOB TITLE	SAP BASE RATES	PROJECT MANAGEMENT SURCHARGE	BILLING SURCHARGE	BILLING LABOR RATE
		27.90%	17.10%
Electrical Equipment Specialist - ST	$56.41	$15.74	$9.65	$81.79
Electrical Equipment Specialist - OT	$45.93	$12.81	$7.85	$66.60
Electrical Equipment Specialist - DT	$61.22	$17.08	$10.47	$88.77

Sr Electrical Equipment Specialist - ST	$59.27	$16.54	$10.14	$85.94
Sr Electrical Equipment Specialist - OT	$49.07	$13.69	$8.39	$71.15
Sr Electrical Equipment Specialist - DT	$65.43	$18.25	$11.19	$94.87

Lead Electrical Equipment Specialist - ST	$69.74	$19.46	$11.93	$101.12
Lead Electrical Equipment Specialist - OT	$57.49	$16.04	$9.83	$83.36
Lead Electrical Equipment Specialist - DT	$76.65	$21.39	$13.11	$111.14

Sr System Protection Technician - ST	$56.17	$15.67	$9.61	$81.45
Sr System Protection Technician - OT	$46.66	$13.02	$7.98	$67.66
Sr System Protection Technician - DT	$62.21	$17.36	$10.64	$90.20

Lead System Protection Technician - ST	$66.56	$18.57	$11.38	$96.51
Lead System Protection Technician - OT	$54.55	$15.22	$9.33	$79.10
Lead System Protection Technician - DT	$72.73	$20.29	$12.44	$105.46

Consulting Engineer	$90.78	$25.33	$15.52	$131.63

Technical Specialist	$72.86	$20.33	$12.46	$105.65
Technical Advisor	$78.36	$21.86	$13.40	$113.62

Engineer II - ST	$53.95	$15.05	$9.23	$78.23
Engineer II - OT	$44.36	$12.38	$7.59	$64.32

Engineer III - ST	$76.75	$21.41	$13.12	$111.29
Engineer/Designer III - OT	$63.22	$17.64	$10.81	$91.67

Coordinator Construction	$81.80	$22.82	$13.99	$118.61
Project Manager	$97.41	$27.18	$16.66	$141.24

VEHICLE & EQUIPMENT / MATERIAL RATES
Item	SAP BASE RATES	MATERIAL OH RATE	BILLING SURCHARGE	BILLING RATE
		18.90%	17.10%
Vehicles & Equipment	Cost
Material	Cost

Item	RATE		BILLING SURCHARGE	BILLING RATE
			17.10%
DGA Database Setup (One Time Fee)	$500.00		$85.50	$585.50
DGA Lab Test and Analysis per Sample	$200.00		$34.20	$234.20

EXHIBIT D

SERVICE AGREEMENT
BETWEEN
DOMINION TECHNICAL SOLUTIONS AND
DOMINION ENERGY SALEM HARBOR, LLC

This document defines the services provided to Dominion Energy Salem Harbor, LLC. by Dominion Technical Solutions. These services are detailed in the chapters that follow. A pricing schedule and a contact listing for this agreement is provided.

Duration: This service agreement will be in effect from January 1, 2005 (or the actual execution date) through December 31, 2010. The Director - Electric Transmission Operations and the Managing Director - Fossil & Hydro Operations must agree to any changes to this agreement.

Pricing: Pricing is based upon time and materials in accordance with the pricing schedules in Appendix "A". As you will note we have included SBU overheads and the SAP billing surcharge according to our agreement with the Virginia SCC for work with other affiliates within Dominion.

Requests: All work request for Engineering, Construction, Material Procurement, and Technical Services for substations by Dominion Technical Solutions shall be made by authorized station personnel. Initial contact can be made according to the contact listings in Appendix "B". A Letter of Authorization (LOA) for the work must be sent to the person on top of the contact listing even if the initial contact was by telephone. Emergency telephone numbers are provided for work request outside of normal business hours.

Billing: A WBS element will be set up that defaults to the Dominion Service Company for any work Dominion Technical Solutions may perform for Dominion Energy Salem Harbor, LLC. The WBS element will be used for labor and SAP will be set up to add the appropriate overhead markups per the pricing schedule. Specific purchased materials will be charged directly to Dominion Energy Salem Harbor, LLC at cost. The Service Company will automatically invoice Dominion Energy Salem Harbor, LLC each month based upon any charges that have been made to the Dominion Energy Salem Harbor, LLC WBS element. This invoice will be entered as revenue to the Dominion Technical Solutions income statement.

Service Agreement Approvals

/s/ D.W. Roop Director Electric Transmission Operations Dominion Technical Solutions	/s/ Gary D. Courts Managing Director - Fossil & Hydro Operations

SERVICES PROVIDED BY DOMINION TECHNICAL SOLUTIONS
TO
DOMINION ENERGY SALEM HARBOR, LLC

Chapter	1.0	Dominion Technical Solutions
	1.1	System Protection Engineering Services
	1.2	Substation Engineering Services
	1.3	Project Management Support Services
	1.4	Construction Support Services
	1.5	Electrical Equipment Support Services
	1.6	System Protection Support Services

Appendix "A"        Dominion Technical Solutions Pricing Schedule

Appendix "B"        Contact Listing

Pricing Schedule

See Appendix "A"

Request for Service

See Appendix "B"

Service Agreement Approval

/s/ D.W. Roop Director Electric Transmission Operations Dominion Technical Solutions	/s/ Gary D. Courts Managing Director - Fossil & Hydro Operations

1.0   Dominion Technical Solutions

Description of Services Provided

Dominion Technical Solutions provides the following Engineering, Project Management, Construction and Technical Support services on a routine or "as requested" basis:

1.1   System Protection Engineering - Protection and Control Design, including the related engineering and construction specifications, cost estimating, application analysis, communications paths, and Computer Aided Design and Drafting (CADD).

1.2   Substation Engineering - Design engineering and construction specifications for substation additions/modifications.

1.3   Project Management and Support - Provides turnkey project management for construction of transmission lines and substations. Permitting, routing, scheduling, surveying, real estate acquisition, Materials Management, and cost tracking and analysis.

1.4   Construction Support Services - Direct construction activities which includes scheduling, tracking, and staging of materials, construction development, and selection of contractors.

1.5   Electrical Equipment Technical Support Services

    Provide Oil Quality testing services on GSU, Station Service transformers, Reserve Station Service transformers, and Substation Power Transformers.

    Provide transformer oil dissolved gas analysis (DGA) lab testing and interpretation of test results on a routine basis.

    Initial test data and all future test sample data will be included in Transmission Field Operations - Substations DGA database and trended accordingly.

    Provide transformer maintenance technical support services.

    Provide circuit breaker maintenance technical support services.

    Provide oil processing technical support services.

    Maintain electrical equipment nameplate data in the Transmission Operations Substations equipment database.

    Provide thermal scan support for the electrical system including labor and scan equipment.

    Provide Station control battery testing services

    Provide Station ground grid testing services

1.6   Protective Relaying Technical Support Services

    Perform routine testing of protective relays. This includes inspection, as found tests, application of settings, calibration, cleaning, and documentation.

    Perform routine operational checks of protective relay control schemes.

    Perform routine testing of transformer gauges and alarms.

    Insulation testing of protective relay and control circuits.

    Perform Current and Potential Transformer ratio and insulation tests.

    Provide special test such as generator synchronizing relay verification, electrical disturbance analyzer installation, temporary fault recorder installation and remote interrogation of microprocessor relays.

    Respond to technical questions and request for technical support from station personnel.

    Provide lab services such as repair of broken relays, relay evaluations, and investigate problems with relays.

Service Level Provided

Services requested by the customer will be provided as needed. If the requested services are required on site, an advance notice of one week will be required prior to date the services are needed. If the on site services requested are delayed or canceled without prior notice, all cost incurred will be billed.

Transformer oil dissolved gas analysis (DGA) services will be scheduled through Electric Transmission Field Operations - Substations computerized maintenance management system (CNMS) at the intervals set by the customer. Oil syringes will be provided to the customer and should be returned within 2 weeks. The test results and the interpretation of those results should be available within 30 days. This service will be billed on a per sample basis.

Appendix "A"
DOMINION TECHNICAL SOLUTIONS PRICING SCHEDULE
LABOR RATES JOB TITLE	SAP BASE RATES	PROJECT MANAGEMENT SURCHARGE	BILLING SURCHARGE	BILLING LABOR RATE
		27.90%	17.10%
Electrical Equipment Specialist - ST	$56.41	$15.74	$9.65	$81.79
Electrical Equipment Specialist - OT	$45.93	$12.81	$7.85	$66.60
Electrical Equipment Specialist - DT	$61.22	$17.08	$10.47	$88.77

Sr Electrical Equipment Specialist - ST	$59.27	$16.54	$10.14	$85.94
Sr Electrical Equipment Specialist - OT	$49.07	$13.69	$8.39	$71.15
Sr Electrical Equipment Specialist - DT	$65.43	$18.25	$11.19	$94.87

Lead Electrical Equipment Specialist - ST	$69.74	$19.46	$11.93	$101.12
Lead Electrical Equipment Specialist - OT	$57.49	$16.04	$9.83	$83.36
Lead Electrical Equipment Specialist - DT	$76.65	$21.39	$13.11	$111.14

Sr System Protection Technician - ST	$56.17	$15.67	$9.61	$81.45
Sr System Protection Technician - OT	$46.66	$13.02	$7.98	$67.66
Sr System Protection Technician - DT	$62.21	$17.36	$10.64	$90.20

Lead System Protection Technician - ST	$66.56	$18.57	$11.38	$96.51
Lead System Protection Technician - OT	$54.55	$15.22	$9.33	$79.10
Lead System Protection Technician - DT	$72.73	$20.29	$12.44	$105.46

Consulting Engineer	$90.78	$25.33	$15.52	$131.63

Technical Specialist	$72.86	$20.33	$12.46	$105.65
Technical Advisor	$78.36	$21.86	$13.40	$113.62

Engineer II - ST	$53.95	$15.05	$9.23	$78.23
Engineer II - OT	$44.36	$12.38	$7.59	$64.32

Engineer III - ST	$76.75	$21.41	$13.12	$111.29
Engineer/Designer III - OT	$63.22	$17.64	$10.81	$91.67

Coordinator Construction	$81.80	$22.82	$13.99	$118.61
Project Manager	$97.41	$27.18	$16.66	$141.24

VEHICLE & EQUIPMENT / MATERIAL RATES
Item	SAP BASE RATES	MATERIAL OH RATE	BILLING SURCHARGE	BILLING RATE
		18.90%	17.10%
Vehicles & Equipment	Cost
Material	Cost

Item	RATE		BILLING SURCHARGE	BILLING RATE
			17.10%
DGA Database Setup (One Time Fee)	$500.00		$85.50	$585.50
DGA Lab Test and Analysis per Sample	$200.00		$34.20	$234.20

EXHIBIT E

SERVICE AGREEMENT
BETWEEN
DOMINION TECHNICAL SOLUTIONS AND
DOMINION ENERGY BRAYTON POINT, LLC

This document defines the services provided to Dominion Energy Brayton Point, LLC. by Dominion Technical Solutions. These services are detailed in the chapters that follow. A pricing schedule and a contact listing for this agreement is provided.

Duration: This service agreement will be in effect from January 1, 2005 (or the actual execution date) through December 31, 2010. The Director - Electric Transmission Operations and the Managing Director - Fossil & Hydro Operations must agree to any changes to this agreement.

Pricing: Pricing is based upon time and materials in accordance with the pricing schedules in Appendix "A". As you will note we have included SBU overheads and the SAP billing surcharge according to our agreement with the Virginia SCC for work with other affiliates within Dominion.

Requests: All work request for Engineering, Construction, Material Procurement, and Technical Services for substations by Dominion Technical Solutions shall be made by authorized station personnel. Initial contact can be made according to the contact listings in Appendix "B". A Letter of Authorization (LOA) for the work must be sent to the person on top of the contact listing even if the initial contact was by telephone. Emergency telephone numbers are provided for work request outside of normal business hours.

Billing: A WBS element will be set up that defaults to the Dominion Service Company for any work Dominion Technical Solutions may perform for Dominion Energy Brayton Point, LLC The WBS element will be used for labor and SAP will be set up to add the appropriate overhead markups per the pricing schedule. Specific purchased materials will be charged directly to Dominion Energy Brayton Point, LLC at cost. The Service Company will automatically invoice Dominion Energy Brayton Point, LLC each month based upon any charges that have been made to the Dominion Energy Brayton Point, LLC WBS element. This invoice will be entered as revenue to the Dominion Technical Solutions income statement.

Service Agreement Approvals

/s/ D.W. Roop Director Electric Transmission Operations Dominion Technical Solutions	/s/ Gary D. Courts Managing Director - Fossil & Hydro Operations

SERVICES PROVIDED BY DOMINION TECHNICAL SOLUTIONS
TO
DOMINION ENERGY BRAYTON POINT, LLC

Chapter	1.0	Dominion Technical Solutions
	1.1	System Protection Engineering Services
	1.2	Substation Engineering Services
	1.3	Project Management Support Services
	1.4	Construction Support Services
	1.5	Electrical Equipment Support Services
	1.6	System Protection Support Services

Appendix "A"        Dominion Technical Solutions Pricing Schedule

Appendix "B"        Contact Listing

Pricing Schedule

See Appendix "A"

Request for Service

See Appendix "B"

Service Agreement Approval

/s/ D.W. Roop Director Electric Transmission Operations Dominion Technical Solutions	/s/ Gary D. Courts Managing Director - Fossil & Hydro Operations

1.0   Dominion Technical Solutions

Description of Services Provided

Dominion Technical Solutions provides the following Engineering, Project Management, Construction and Technical Support services on a routine or "as requested" basis:

1.1   System Protection Engineering - Protection and Control Design, including the related engineering and construction specifications, cost estimating, application analysis, communications paths, and Computer Aided Design and Drafting (CADD).

1.2   Substation Engineering - Design engineering and construction specifications for substation additions/modifications.

1.3   Project Management and Support - Provides turnkey project management for construction of transmission lines and substations. Permitting, routing, scheduling, surveying, real estate acquisition, Materials Management, and cost tracking and analysis.

1.4   Construction Support Services - Direct construction activities which includes scheduling, tracking, and staging of materials, construction development, and selection of contractors.

1.5   Electrical Equipment Technical Support Services

    Provide Oil Quality testing services on GSU, Station Service transformers, Reserve Station Service transformers, and Substation Power Transformers.

    Provide transformer oil dissolved gas analysis (DGA) lab testing and interpretation of test results on a routine basis.

    Initial test data and all future test sample data will be included in Transmission Field Operations - Substations DGA database and trended accordingly.

    Provide transformer maintenance technical support services.

    Provide circuit breaker maintenance technical support services.

    Provide oil processing technical support services.

    Maintain electrical equipment nameplate data in the Transmission Operations Substations equipment database.

    Provide thermal scan support for the electrical system including labor and scan equipment.

    Provide Station control battery testing services

    Provide Station ground grid testing services

1.6   Protective Relaying Technical Support Services

    Perform routine testing of protective relays. This includes inspection, as found tests, application of settings, calibration, cleaning, and documentation.

    Perform routine operational checks of protective relay control schemes.

    Perform routine testing of transformer gauges and alarms.

    Insulation testing of protective relay and control circuits.

    Perform Current and Potential Transformer ratio and insulation tests.

    Provide special test such as generator synchronizing relay verification, electrical disturbance analyzer installation, temporary fault recorder installation and remote interrogation of microprocessor relays.

    Respond to technical questions and request for technical support from station personnel.

    Provide lab services such as repair of broken relays, relay evaluations, and investigate problems with relays.

Service Level Provided

Services requested by the customer will be provided as needed. If the requested services are required on site, an advance notice of one week will be required prior to date the services are needed. If the on site services requested are delayed or canceled without prior notice, all cost incurred will be billed.

Transformer oil dissolved gas analysis (DGA) services will be scheduled through Electric Transmission Field Operations - Substations computerized maintenance management system (CNMS) at the intervals set by the customer. Oil syringes will be provided to the customer and should be returned within 2 weeks. The test results and the interpretation of those results should be available within 30 days. This service will be billed on a per sample basis.

Appendix "A"
DOMINION TECHNICAL SOLUTIONS PRICING SCHEDULE
LABOR RATES JOB TITLE	SAP BASE RATES	PROJECT MANAGEMENT SURCHARGE	BILLING SURCHARGE	BILLING LABOR RATE
		27.90%	17.10%
Electrical Equipment Specialist - ST	$56.41	$15.74	$9.65	$81.79
Electrical Equipment Specialist - OT	$45.93	$12.81	$7.85	$66.60
Electrical Equipment Specialist - DT	$61.22	$17.08	$10.47	$88.77

Sr Electrical Equipment Specialist - ST	$59.27	$16.54	$10.14	$85.94
Sr Electrical Equipment Specialist - OT	$49.07	$13.69	$8.39	$71.15
Sr Electrical Equipment Specialist - DT	$65.43	$18.25	$11.19	$94.87

Lead Electrical Equipment Specialist - ST	$69.74	$19.46	$11.93	$101.12
Lead Electrical Equipment Specialist - OT	$57.49	$16.04	$9.83	$83.36
Lead Electrical Equipment Specialist - DT	$76.65	$21.39	$13.11	$111.14

Sr System Protection Technician - ST	$56.17	$15.67	$9.61	$81.45
Sr System Protection Technician - OT	$46.66	$13.02	$7.98	$67.66
Sr System Protection Technician - DT	$62.21	$17.36	$10.64	$90.20

Lead System Protection Technician - ST	$66.56	$18.57	$11.38	$96.51
Lead System Protection Technician - OT	$54.55	$15.22	$9.33	$79.10
Lead System Protection Technician - DT	$72.73	$20.29	$12.44	$105.46

Consulting Engineer	$90.78	$25.33	$15.52	$131.63

Technical Specialist	$72.86	$20.33	$12.46	$105.65
Technical Advisor	$78.36	$21.86	$13.40	$113.62

Engineer II - ST	$53.95	$15.05	$9.23	$78.23
Engineer II - OT	$44.36	$12.38	$7.59	$64.32

Engineer III - ST	$76.75	$21.41	$13.12	$111.29
Engineer/Designer III - OT	$63.22	$17.64	$10.81	$91.67

Coordinator Construction	$81.80	$22.82	$13.99	$118.61
Project Manager	$97.41	$27.18	$16.66	$141.24

VEHICLE & EQUIPMENT / MATERIAL RATES
Item	SAP BASE RATES	MATERIAL OH RATE	BILLING SURCHARGE	BILLING RATE
		18.90%	17.10%
Vehicles & Equipment	Cost
Material	Cost

Item	RATE		BILLING SURCHARGE	BILLING RATE
			17.10%
DGA Database Setup (One Time Fee)	$500.00		$85.50	$585.50
DGA Lab Test and Analysis per Sample	$200.00		$34.20	$234.20